Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

The following table sets forth certain information regarding our consolidated ratio of earnings to fixed charges for the five-year period ended December 31, 2010.

	Year Ending December 31,
	2010	2009	2008	2007	2006
(In thousands, except ratio data)
Income before taxes and noncontrolling interests	$109,341	$87,903	$36,413	$129,840	$132,989
Fixed charges	12,047	13,356	9,506	12,036	14,531
Adjusted earnings	121,388	101,259	45,919	141,876	147,520

Interest expense	11,984	13,290	9,441	11,971	14,477
Interest portion of operating leases	63	66	65	65	54
Fixed charges	$12,047	$13,356	$9,506	$12,036	$14,531

Ratio of earnings to fixed charges (a)	10.1	7.6	4.8	11.8	10.2

(a)
These ratios were calculated by dividing the sum of fixed charges into the sum of earnings before taxes and noncontrolling interest and fixed charges.  Fixed charges for these purposes consist of all interest expense and the approximate portion of rental expense representing interest.